NEWS RELEASE

Company Contact:
N. Paul Brost
Command Security Corporation
703-464-4735

COMMAND SECURITY CORPORATION REPORTS

RESULTS FOR FIRST QUARTER OF FISCAL 2014

Herndon, VA***August 13, 2014***Command Security Corporation (NYSE MKT: MOC) announced today its financial results for its first fiscal quarter of 2015 ended June 30, 2014.

For the three months ended June 30, 2014, revenues decreased 0.9% to $37,610,628, compared with revenues of $37,961,495 in the same period of the prior year. Operating income for the three months ended June 30, 2014 increased by $931,621 to $1,168,946, compared with $237,325 in the same period of the prior year. Income before income taxes, including the Company’s equity earnings from its investment in Ocean Protection Services increased by $1,052,844 to $1,236,077 compared with $183,233 in the same period of the prior year. Net income increased by $657,844 to $691,077, or $0.07 per basic and diluted share, compared with $33,233, or $0.00 per basic and diluted share in the same period of the prior year.

The decrease in revenues for three months ended June 30, 2014, as compared with the corresponding period of the prior year was due primarily to a decline in revenues with a major transportation company of approximately $1.2 million following the loss of the western region services contract with this customer effective May 31, 2014; partly offset by an increase in revenues with banking and healthcare facilities in the northeastern region of the US.

The increase in operating income for the three months ended June 30, 2014, as compared to the corresponding period of the prior year was due primarily to the increases in revenues as mentioned above, and a decrease in General and Administrative expenses driven primarily by a $0.5 million reduction in legal and labor settlement costs. The increase in net income and earnings per share were driven by increased income from operations, equity earnings from our investment in Ocean Protection Services and a lower overall effective tax rate.

Craig P. Coy, Chief Executive Officer of Command Security, stated, “Our management team has accomplished a great deal since the consolidation of our corporate offices last year. Enhancements to our operating systems, our management procedures and focused marketing strategy have significantly improved our ability to deliver better results. Our financial results for the quarter include the first full quarter of operations of Ocean Protection Services (OPS) since our investment in March 2014. To date, the operating results of OPS are consistent with our expectations. Like all companies similar to Command Security, we are preparing for the full implementation of the Affordable Care Act (ACA) that will result in increased costs which we anticipate will be offset by increased billings to our customers. While we face the challenges of a highly competitive environment, we remain pleased with the Company’s overall direction and progress.”

The Company is pleased to report that on July 31, 2014, the United States District Court for Central California denied a motion for summary judgment by California Service Employees Health & Welfare Trust Fund and ruled in favor of the Company. This follows a separate decision on February 20, 2014, in which the Court also ruled in favor of the Company in a related case with the Service Employees International Union (SEIU) and granted our motion for summary judgment in full, denied the plaintiffs’ motion for summary judgment and terminated the case. The plaintiffs’ may appeal this decision.

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards subsidiary provides uniformed security officers, aviation security services and support security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. We safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

	Three Months Ended June 30, (Unaudited)
	2014	2013
Revenues	$37,610,628	$37,961,495
Gross Profit	5,374,885	4,613,258
General and Administrative	4,222,176	4,301,402
Operating Income	1,168,946	237,325
Equity earnings in minority investment of unconsolidated affiliate	117,000	-
Provision for income taxes	545,000	150,000
Net income	$691,077	$33,233
Net income per common share
Basic	$0.07	$0.00
Diluted	$0.07	$0.00
Weighted average number of common shares outstanding
Basic	9,509,163	9,093,598
Diluted	9,751,307	9,392,967

Balance Sheet Highlights	June 30, 2014	March 31, 2014
	(Unaudited)	(Audited)

Cash	$1,575,102	$3,470,427
Accounts receivable	26,056,795	25,328,451
Total current assets	30,650,987	33,508,938
Total assets	38,962,377	41,105,106
Total current liabilities	18,765,210	21,675,984
Short-term debt	7,920,080	10,511,360
Total liabilities	19,455,878	22,349,145
Stockholders’ equity	19,506,499	18,755,961
Total liabilities and stockholders’ equity	$38,962,377	$41,105,106